UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GENERAL METALS CORPORATION

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

370304 10 7

(CUSIP Number)

Steve Parent, President & CEO

General Metals Corporation

1 E. Liberty Street, Suite 6000

Reno, NV 89501

775-686-6078

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 20, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [ ].

Note: Schedules files in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D

CUSIP No.	370304 10 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
GRASSY MOLE ENTERPRISES LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Grassy Mole Enterprises Ltd. is incorporated in British Columbia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
10,000,000
	8	SHARED VOTING POWER
Nil
	9	SOLE DISPOSITIVE POWER
10,000,000
	10	SHARED DISPOSITIVE POWER
Nil
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 15.52% based on 64,437,426 common shares outstanding.
14	TYPE OF REPORTING PERSON (See Instructions)
CO

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Item 1. Security and Issuer

This Statement relates to common shares with a par value of $0.001 of General Metals Corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1 E. Liberty Street, Suite 6000, Reno, Nevada 89501.

Item 2. Identity and Background

(a)	Name: Grassy Mole Enterprises Ltd. (“Grassy Mole”), is a company incorporated pursuant to the laws of the Province of British Columbia.
(b)	Business address: 5th Floor, 195 Alexander Street, Vancouver, BC V6A 1B8.
(c)	Grassy Mole, a corporation incorporated pursuant to the laws of the Province of British Columbia, is an investment holding company.
(d)	During the last five years, neither Grassy Mole, nor any of its directors of officers, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours).
(e)

During the last five years, neither Grassy Mole, nor any of its directors of officers, were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

For information with respect to each executive officer and director of Grassy Mole, see Appendix A attached hereto which is specifically incorporated herein by reference in its entirety.

Item 3. Source and Amount of Funds or Other Considerations

Grassy Mole acquired beneficial ownership of an aggregate of 10,000,000 shares of the Issuer’s common stock on January 20, 2006 as a part of a Share Exchange Agreement dated January 20, 2006 between the Issuer, General Gold Corporation and the shareholders of General Gold Corporation.

Item 4. Purpose of Transaction

Grassy Mole entered into the above-mentioned transaction to acquire shares of the Issuer's common stock for investment purposes. At this time, none of Grassy Mole or, to its knowledge, any of its respective directors or executive officers, have the intention of acquiring additional shares of the Issuer, although Highland reserves the right to make additional purchases on the open market, in private transactions and from treasury. None of Highland or, to its knowledge, any of its directors or executive officers have any plans or proposes which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)	an extraordinary corporate transaction, such as a merger, reorganization of liquidation, involving the Issuer or any of its subsidiaries;
(c)	a sale of transfer of a material amount of assets of the Issuer or any of its subsidiaries;

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(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	any material change in the present capitalization or dividend policy of the Issuer;
(f)	any other material change in the Issuer's business or corporate structure;
(g)	changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)	any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

Grassy Mole beneficially owns an aggregate of 10,000,000 shares of common stock (15.52%) of the Issuer.

Lawrence Myers, the sole director and officer of Grassy Mole, has the power to vote or direct the vote, and to dispose or direct the disposition, of the 10,000,000 shares of common stock (15.52%) of the Issuer.

Other than as described in Item 3 above, Grassy Mole has not effected any transaction in the shares of common stock of the Issuer in the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2006	/s/ Lawrence Myers Signature
Lawrence Myers – President, Secretary and Director Name/Title

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The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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APPENDIX A

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the information required by Instruction C to Schedule 13D with respect to GRASSY MOLE. During the last five years, none of the persons listed in the following table has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and none of the persons listed in the following table was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

GRASSY MOLE ENTERPRISES LTD.

Name/Position	Address	Principal Occupation, Principal Business and Address (1)	Citizenship
Lawrence Myers / President, Secretary and Director	5th Floor, 195 Alexander St Vancouver, BC V6A 1B8	Lawyer Myers, Waddell, McMurdo & Karp 5th Floor - 195 Alexander Street Vancouver, BC V6A 1B8	Canadian

(1)             Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

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